Exhibit 99.43

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Skeena Resources Ltd. (the “Company” or “Skeena”)
Suite 650 – 1021 West Hastings St.
Vancouver, BC V6E 0C3

Telephone: (604) 684-8725

Item 2.	Date of Material Change

June 13, 2020.

Item 3.	News Release

The news release announcing the material change was issued at Vancouver, British Columbia on June 15, 2020 and was disseminated via Accesswire and was filed on SEDAR.

Item 4.	Summary of Material Change

On June 15, 2020, Skeena Resources Limited (TSX.V: SKE) (“Skeena” or the “Company”), announced that warrants had been exercised between June 5 and June 13, 2020.

Item 5.	Full Description of Material Change

On June 15, 2020, the Company announced that between June 5 and June 13, 2020, a total of 5,146,616 warrants were exercised for proceeds of $5,146,616, and the Company’s remaining 127,423 outstanding warrants expired unexercised. The Company now has zero warrants outstanding.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Walter Coles, Jr., President and CEO, Tel No: 604-684-8725

Item 9.	Date of Report

Dated at Vancouver, BC, this 15th day of June 2020.